Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 8, 2014
Relating to Revised Preliminary Prospectus dated December 8, 2014
Registration Statement No. 333-199459

Notice to Prospective Stockholders of Workiva Inc.

Re:	Recirculation of Preliminary Prospectus for Initial Public Offering
Enclosed herewith is a copy of the preliminary prospectus of Workiva LLC (to be converted into Workiva Inc.) (the “Company”) dated December 8, 2014 (the “Revised Preliminary Prospectus”) in connection with the Company’s proposed initial public offering. You are receiving this Revised Preliminary Prospectus because the Company has restated its financial statements to properly account for a $2.3 million forgivable loan. The Company has also made certain other corresponding changes to the preliminary prospectus that are described below. The Revised Preliminary Prospectus is included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-199459), which was filed on December 8, 2014 with the Securities and Exchange Commission and may be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1445305/000144530514005395/workivaforms-1.htm
The Revised Preliminary Prospectus contains changes from the Company’s preliminary prospectus dated December 1, 2014 that you have previously received. The purpose of this notice is to describe those changes, but this notice is not a summary of all of the changes made. Accordingly, you are urged to read the Revised Preliminary Prospectus carefully and in its entirety.
The Company has restated its financial statements to properly account for a February 1, 2011 $2.3 million forgivable loan from the Iowa Department of Economic Development (IDED) in accordance with ASC 450 “Contingencies” (ASC 450). While the Company continues to believe that the IDED loan will be forgiven, the Company has concluded that the realization of these amounts represents a gain contingency and should be recorded when all contingencies have been resolved. The $2.3 million IDED loan will be forgiven, and the Company will not be required to repay the IDED loan, if it maintains 251 newly created and 6 retained qualifying jobs through December 2015. Accordingly, under ASC 450, the Company will not account for the IDED loan until December 2015, and then only if the contingencies related to qualifying jobs have been satisfied. Accordingly, the benefit of the forgivable loan, which was originally allocated and recorded as a reduction to payroll costs reported in cost of revenue and operating expenses in 2013, has been reversed as a result of this restatement and the application of ASC 450.

The restatement results in the following financial statement line items being adjusted by the following amounts as of December 31, 2013 and for the year then ended (in thousands except per share amounts):

	As Reported	Adjustments	Restated
Balance Sheet
Long-term debt	$2,254	$2,259	$4,513

Statement of Operations
Cost of revenue
Subscription and support	14,530	351	14,881
Professional services	9,262	144	9,406
Operating expenses
Research and development	32,506	894	33,400
Sales and marketing	40,243	581	40,824
General and administrative	14,113	289	14,402

Pro forma net loss and per share information (unaudited)
Pro forma net loss	(25,765)	(2,259)	(28,024)
Pro forma basic and diluted net loss per share	(0.810)	(0.070)	(0.880)

Statement of Members’ Equity (Deficit)
Series C preferred units	10,849	(2,259)	8,590

The restatement results in the following financial statement line items being adjusted by the following amounts as of September 30, 2014 (in thousands):

	As Reported	Adjustments	Restated
Balance Sheet
Long-term debt	$4,991	$2,259	$7,250

Statement of Members’ Equity (Deficit)
Series A preferred units	(13,844)	(538)	(14,382)
Series B preferred units	(9,526)	(401)	(9,927)
Series C preferred units	(2,035)	(268)	(2,303)
Common units	2,302	(490)	1,812
Appreciation and participation units	(393)	(562)	(955)
The Company has also modified the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide updated disclosure to reflect the restatement.

In addition, the Company added the following risk factor to the Revised Preliminary Prospectus:
We have previously identified a material weakness in our internal control over financial reporting, and any inability to maintain effective internal control over financial reporting could have a material adverse effect on our business.
During the course of preparing for this offering, we determined that it was appropriate to restate our audited consolidated financial statements for the year ended December 31, 2013 to revise our method of accounting for a forgivable loan arrangement. In connection with this restatement, we, in conjunction with our independent registered public accounting firm, concluded that a lack of adequate controls surrounding the review and recognition of forgivable loan arrangements constituted a material weakness in our internal control over financial reporting. During the current fiscal year, we have implemented measures designed to improve our internal control over financial reporting, including hiring a new chief financial officer, a general counsel and additional accounting and finance personnel. These additional resources have enabled us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our financial control procedures. We cannot be certain that these efforts will be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring.
* * * * *
In addition to historical information, this free writing prospectus contains forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” in the Revised Preliminary Prospectus. The Company is under no duty to update any of these forward-looking statements after the date of this free writing prospectus to conform these statements to actual results or revised expectations.
Workiva has filed a registration statement (including the Revised Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents Workiva has filed with the SEC for more complete information about Workiva and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, a copy of the Revised Preliminary Prospectus relating to this offering may be obtained by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, Telephone (866) 718-1649, or by email at prospectus@morganstanley.com; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Telephone (800) 221-1037, or by email at newyork.prospectus@creditsuisse.com.

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